
07003914

SECUR[...]ISSION


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SEC FILE NUMBER
8-66492

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pinnacle Financial Group, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1030 N. Orange Avenue, Suite 210
(No. and Street)

Orlando	Florida	32801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Boren, President and CEO — 407-622-8118
(Area Code - Telephone No.)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

399 Northwest Boca Raton Boulevard	Boca Raton	Florida	33432
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Todd A. Boren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Financial Group, LLC as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President & CEO

Title

Notary Public



JENNIFER ABELL
Notary Public - State of Florida
My Commission Expires Nov 11, 2008
Commission # DD 371215
Bonded By National Notary Assn.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


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PINNACLE FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

399 Northwest Boca Raton Boulevard
Boca Raton, Florida 33432
(561) 392-7929 ph
(561) 391-3018 fx
www.mhm-pc.com


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INDEPENDENT AUDITORS' REPORT

To the Members
Pinnacle Financial Group, LLC
Orlando, Florida

We have audited the statements of financial condition of Pinnacle Financial Group, LLC (the Company) as of December 31, 2006 and 2005 and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2006 and 2005 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Pinnacle Financial Group, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.
Boca Raton, Florida
February 21, 2007

PINNACLE FINANCIAL GROUP, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 341,394	$ 1,103,119
Accounts receivable	10,750	34,709
Prepaid expenses	4,095	3,241
Investments	46,250	-
Current portion, note receivable	72,000	-
TOTAL CURRENT ASSETS	474,489	1,141,069
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, less accumulated depreciation (2006, $4,069; 2005, $3,846)	7,086	11,155
OTHER ASSETS		
Notes receivable	43,241	-
Deposits	50,000	54,200
Investments, at equity	8,254	37,652
TOTAL OTHER ASSETS	101,495	91,852
TOTAL ASSETS	$ 583,070	$ 1,244,076
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 4,751	$ 13,366
Due to affiliates	-	73,256
Line of credit payable	110,860	-
TOTAL CURRENT LIABILITIES	115,611	86,622
MEMBERS' EQUITY	467,459	1,157,454
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 583,070	$ 1,244,076

See Notes to Financial Statements

PINNACLE FINANCIAL GROUP, LLC

STATEMENTS OF OPERATIONS

Years Ended December 31, 2006 and 2005

	2006	2005
REVENUE		
Commissions	$ 1,055,512	$ 706,860
Private placement	53,500	262,500
	1,109,012	969,360
OPERATING EXPENSES		
Employee compensation and benefits	560,458	502,620
Professional fees	62,485	62,629
Travel	33,701	9,137
Promotional	32,245	38,376
Office and other expenses	391,694	350,735
TOTAL OPERATING EXPENSES	1,080,583	963,497
INCOME FROM OPERATIONS	28,429	5,863
OTHER INCOME (EXPENSE)		
Equity in earnings (loss) of jointly owned company	(29,398)	(36,879)
Loss from impairment of goodwill	-	(153,405)
Interest income	19,646	7,064
Interest expense	(5,896)	-
Gains (losses) on investments	(11,415)	-
Miscellaneous income (expense)	11,357	(9,796)
TOTAL OTHER INCOME (EXPENSE)	(15,706)	(193,016)
NET INCOME (LOSS)	$ 12,723	$ (187,153)

See Notes to Financial Statements

PINNACLE FINANCIAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Years Ended December 31, 2006 and 2005

Balance, January 1, 2005	$ 756,047
Capital contributions:	
Pinnacle Financial Corporation	965,466
J. MacArthur, LLC	-
	965,466
Distributions:	
Pinnacle Financial Corporation	(188,453)
J. MacArthur, LLC	(188,453)
	(376,906)
Net income (loss)	(187,153)
Balance, December 31, 2005	1,157,454
Capital contributions:	
The Pinnacle Companies, Inc. (formerly Pinnacle Financial Corporation)	-
J. MacArthur, LLC	-
	-
Distributions:	
The Pinnacle Companies, Inc. (formerly Pinnacle Financial Corporation)	(351,359)
J. MacArthur, LLC	(351,359)
	(702,718)
Net income	12,723
Balance, December 31, 2006	$ 467,459

See Notes to Financial Statements

PINNACLE FINANCIAL GROUP, LLC

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 12,723	$ (187,153)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Unrealized loss on investment	11,415	-
Private placement income received in stock	-	(160,000)
Depreciation	4,069	3,486
Equity in loss of jointly owned company	29,398	36,879
Loss on impairment of goodwill	-	153,405
Decrease (increase) in operating assets:		
Accounts receivable	23,959	(34,709)
Prepaid expenses	(854)	14,671
Increase (decrease) in operating liabilities:		
Accounts payable	(8,615)	12,092
Due to affiliates	(73,256)	73,256
NET CASH FLOWS FROM OPERATING ACTIVITIES	(1,161)	(88,073)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in notes receivable	(150,000)	-
Repayments on notes receivable	34,759	-
Decrease in deposits	4,200	1,235
Purchase of equipment	-	(4,892)
Purchase of investment	(57,665)	-
NET CASH FLOWS FROM INVESTING ACTIVITIES	(168,706)	(3,657)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from line of credit, net	110,860	-
Contributions from members	-	965,466
Distributions to members	(702,718)	(216,906)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(591,858)	748,560
NET INCREASE (DECREASE) IN CASH	(761,725)	656,830
CASH, BEGINNING OF PERIOD	1,103,119	446,289
CASH, END OF PERIOD	$ 341,394	$ 1,103,119
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$ 5,896	$ -

See Notes to Financial Statements

PINNACLE FINANCIAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Pinnacle Financial Group, LLC (the Company) provides money management and other financial and advisory services to individual and corporate clients. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida Limited Liability Company.

A summary of the Company's significant accounting policies follows:

Cash - For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash on the accompanying statements of financial condition.

Accounts receivable - Accounts receivable are presented at face value, net of the allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income and is maintained at a level believed adequate by management to absorb estimated bad debts based on current economic conditions. Management considers all accounts to be collectible and, therefore, has not established a provision for uncollectible accounts.

Notes receivable - Notes receivable are stated at unpaid principal balances, less an allowance for losses. Interest on notes receivable is recognized over the term of the loan and is calculated using the simple-interest method on principal amounts outstanding. Management considers all notes to be collectible and, therefore, has note established a provision for uncollectible notes.

Investments - Investments in jointly owned companies in which the Company has a 20% to 50% interest or otherwise exercises significant influence are carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses. Investments in equity securities are held at fair market value.

Revenue recognition - Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract. Co-Agent commissions relative to insurance products and securities trading activity are recognized when the underlying transaction is completed.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation on equipment and leasehold improvements is provided on a straight-line basis using an estimated useful life of three and seven years, respectively. Total depreciation expense for the year ended December 31, 2006 and 2005 was $4,069 and $3,486, respectively.

(1) Nature of business and significant accounting policies (Continued)

Advertising costs - Advertising costs are charged to operations when incurred. Advertising expenses were approximately $0 and $330 for the year ended December 31, 2006 and 2005, respectively.

Income Taxes - The Company is a Limited Liability Company and is treated as a partnership for tax purposes. The Company's members are responsible for their respective share of income taxes.

(2) Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions. Cash exceeding federally insured limits at December 31, 2006 and 2005 totaled $101,066 and $868,988, respectively.

(3) Investment in securities

During 2006 the Company purchased equity securities through an initial public offering of common stock. The total cost of the common shares acquired was $57,665. Under the securities offering agreement the Company must not sell or otherwise transfer or dispose of the shares for a period of 360 days, otherwise known as the lockup period. The lockup period expired in February 2007.

(4) Equipment and leasehold improvements

Equipment and leasehold improvements consist of the following:

	December 31,	
	2006	2005
Cost		
Computer equipment	$ 10,109	$ 10,109
Leasehold improvements	4,892	4,892
Total cost	15,001	15,001
Accumulated depreciation and amortization	7,915	3,846
Net property and equipment	$ 7,086	$ 11,155

(5) Note receivable

On May 25, 2006 the Company loaned $150,000 under a promissory note agreement to an unrelated entity. The promissory note is receivable in twenty-five (25) monthly installments of $6,000 principal beginning July 1, 2006, with monthly interest payments at prime plus 1.75%. The note is secured by a pledge agreement which grants the Company 10% of the stock of the unrelated entity upon default. Interest income from the note receivable for the year ended December 31, 2006 was $6,751.

(6) Investments in jointly owned company

In October, 2004, the Company purchased 40% of the stock of Richmond Investments (Bermuda) Limited (Bermuda), now Pinnacle Financial Group Ltd., for $250,000. The investment is carried at equity. At December 31, 2004, the investment in Bermuda exceeded the Company's share of the underlying net assets by $153,405.

Due to the inability of Bermuda to generate operating profits through December 31, 2005, and through the use of standard valuation techniques, the Company determined that the balance of goodwill was impaired. Accordingly the Company recognized a loss on impairment of goodwill of $153,405 for the year ended December 31, 2005 in accordance with Statement of Financial Accounting Standard 142.

The following is a summary of 2006 and 2005 financial position and results of operations of Bermuda:

	2006	2005
Current assets	$ 38,751	$ 82,328
Fixed and other assets	1,196	1,196
Total assets	$ 39,947	$ 83,524
Current liabilities	$ 18,911	$ 18,125
Stockholders' equity	20,636	65,399
Total liabilities and stockholders' equity	$ 39,547	$ 83,524
Results of operations:		
Revenues	$ -	$ -
Costs and expenses	30,252	92,197
Net loss for the period	$ (30,252)	$ (92,197)

(7) Line of credit

On April 11, 2006, the Company obtained a $150,000 variable rate revolving line of credit from a bank. The principal of the line of credit is payable on demand or by April 11, 2007. Unused principal totaled $39,140 at December 31, 2006. Accrued interest on the outstanding principal is payable monthly beginning May 11, 2006 at the bank's prime rate plus 0.25%. The interest rate on the line of credit was 8.50% at December 31, 2006. Interest expense on the line of credit for the year ended December 31, 2006 was $5,896.

(8) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 2006, the Company had net capital as defined by Rule 15c3-1 of $296,785 which exceeds its required net capital of $7,707 by $289,078. The Company's ratio of aggregate indebtedness to net capital was .390 to 1 at December 31, 2006.

(9) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

(10) Related party transactions

Expense reimbursement

During 2005 Pinnacle Financial Corporation (a member of the Company now known as The Pinnacle Companies, Inc.) paid various expenses and purchased equipment on behalf of the Company pursuant to an Expense Agreement. For the year ended December 31, 2006 and 2005, expenses totaled approximately $0 and $215,465, respectively. The transactions were reported as capital contributions from Pinnacle Financial Corporation.

The Expense Agreement stated that Pinnacle Financial Corporation is solely responsible for providing capital contributions to the Company for operating expenses. The agreement expired February 18, 2006.

Employee benefit plans

The Company's employees participate in a voluntary retirement savings 401(k) plan which is sponsored by The Pinnacle Companies, a related party through common ownership. The Company matches employees' contributions based on a percentage of salary contributed by participants. The Company's expense for the plan was $2,138 for the year ended December 31, 2006.

Office lease

During 2006, the Company finalized an agreement to lease its office space from a related party under an operating lease. The lease requires monthly payments of $1,983 during the initial three-year term, with the lease to continue at the same rate on a year-to-year basis unless either party gives 120 days' written notice. The Company made lease payments of $25,336 during the year ended December 31, 2006.

(10) Related party transactions (Continued)

At December 31, 2006, the minimum future lease payments under the term of the lease agreement are:

Years Ending December 31,		
2007	$	23,790
2008		21,808
Total	$	45,598

(11) Non cash investing and financing activity

During the year ended December 31, 2005 the Company entered into an agreement whereby it would receive $160,000 in stock for participation in a private placement. The Company subsequently assigned its interest in this stock to its Members.

ADDITIONAL INFORMATION



Mayer Hoffman McCann P.C.
An Independent CPA Firm

399 Northwest Boca Raton Boulevard
Boca Raton, Florida 33432
(561) 392-7929 ph
(561) 391-3018 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members
Pinnacle Financial Group, LLC
Orlando, Florida

We have audited the financial statements of Pinnacle Financial Group, LLC for the year ended December 31, 2006, and have issued our report thereon dated February 21, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Pinnacle Financial Group, LLC taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness, and no facts came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 21, 2007



Mayer Hoffman McCann P.C.
An Independent CPA Firm

399 Northwest Boca Raton Boulevard
Boca Raton, Florida 33432
(561) 392-7929 ph
(561) 391-3018 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Members
Pinnacle Financial Group, LLC
Orlando, Florida

We have audited the financial statements of Pinnacle Financial Group, LLC as of December 31, 2006. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, III, and IV are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 21, 2007

PINNACLE FINANCIAL GROUP, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2006
COMPUTATION OF NET CAPITAL

Schedule I

1. Total ownership equity from Statement of Financial Condition		$	467,459
2. Deduct: ownership equity not allowable for net capital			-
3. Total ownership equity qualified for net capital			467,459
4. Add:			
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-
b. Other (deductions) or allowable credits			-
5. Total capital and allowable subordinated liabilities			467,459
6. Deduction and/or charges:			
a. Total non-allowable assets included in Statement of Financial Condition:	$ 169,986		
b. Secured demand note deficiency	-		
c. Commodity futures contracts and spot commodities-proprietary capital charges	-		
d. Other deductions and/or charges contingent liability	-		169,986
7. Other additions and/or allowable credits: Deferred taxes on unrealized appreciation of investment securities			-
8. Net capital before haircuts on securities positions			297,473
9. Haircuts on securities:			
a. Contractual securities commitments			-
b. Subordinated securities borrowings			-
c. Trading and investment securities:			
i. Exempted securities			-
ii. Debt securities			-
iii. Options			-
iv. Other securities			-
d. Undue concentration (illiquid investment securities)			-
e. Other			688
10. Net capital		$	296,785

PINNACLE FINANCIAL GROUP, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2006
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
AND AGGREGATE INDEBTEDNESS

Schedule II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6-2/3% of line 19)	$	7,707
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	7,707
14. Excess net capital (line 10 less 13)	$	289,078
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	285,224

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	115,611
17. Add:		
a. Drafts for immediate credit		-
b. Market value of securities borrowed for which no equivalent value is paid or credited		-
c. Other unrecorded amounts contingent liability		-
19. Total aggregate indebtedness	$	115,611
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		0.390

PINNACLE FINANCIAL GROUP, LLC
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED
TO NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
(INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2006)

Schedule III

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$ 283,189
Net audit adjustments:	
Adjust for write-off of deposit	(4,200)
Record equity in loss of jointly owned company	(29,398)
Record depreciation	(4,069)
Adjustment of non-allowable assets	50,868
Other adjustments	395
Net capital as reported on line 10 of Schedule I	$ 296,785

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$ 113,693
Net audit adjustments:	
Adjust for un-accrued expenses	2,313
Other adjustments	(395)
Total aggregate indebtedness as reported on line 19 of Schedule II	$ 115,611

PINNACLE FINANCIAL GROUP, LLC
STATEMENT PURSUANT TO 15c 3-3
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2006

Schedule IV

As more fully described in Note 9 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c-3 based on paragraph K (2) (i) of the rule.

